SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIVERSTONE NETWORKS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

769320 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mr. Romulus Pereira
President and Chief Executive Officer
Riverstone Networks, Inc.
5200 Great America Parkway
Santa Clara, California 95054
(408) 878-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Gabriella A. Lombardi Cindy V. Schlaefer Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**

$10,854,653	$998.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,669,666 shares of common stock of Riverstone Networks, Inc. having an aggregate value of $10,854,653 as of October 10, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed by Riverstone Networks, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission (the “Commission”) on October 15, 2002, as amended by the Schedule TO-I/A filed by the Company on October 30, 2002 (the “Schedule TO”), is the final amendment and reports the results of the offer to exchange options outstanding under the Company’s 2000 Stock Incentive Plan (the “Stock Option Plan”) to purchase shares of the Company’s common stock, par value $0.01 per share, for replacement options that will be granted under and subject to the Stock Option Plan, and in certain cases, for a cash payment, all upon the terms and subject to the conditions described in the document entitled “Riverstone Networks, Inc. Offer To Exchange All Outstanding Options to Purchase Common Stock” dated October 15, 2002 (the “Offer”), as attached as an exhibit to the Schedule TO and the related documents filed as exhibits thereto.

ITEM 4.    Terms of the Transaction.

The Offer expired at 5:00 p.m., Pacific Time, on Thursday, November 14, 2002. Current employees of Riverstone eligible to participate in the Offer tendered, and Riverstone accepted for cancellation, an aggregate of 5,539,375 shares of Common Stock underlying options eligible to participate in the Offer. This number represents approximately 22.5% of the total shares of Common Stock underlying options eligible for exchange in the Offer. A total of 135 employees of Riverstone eligible to participate in the Offer tendered an aggregate of 5,234,575 shares of Common Stock underlying options and, subject to the conditions described in the Offer, will receive replacement options to purchase an aggregate of 3,087,790 shares of Common Stock in exchange for the cancellation of such tendered options. A total of 17 employees of Riverstone eligible to participate in the Offer tendered an aggregate of 304,800 shares of Common Stock underlying options and, subject to the conditions described in the Offer, will receive cash payments in the aggregate amount of $38,100 (which amount includes applicable withholding taxes) in exchange for the cancellation of such tendered options.

The closing price of our Common Stock on the Expiration Date, as reported by the Nasdaq National Market, was $1.48 per share.

We have already or will promptly send each employee whose options have been tendered and accepted for cancellation an electronic Confirmation of Acceptance of Offer to Exchange, substantially in the form of Exhibit (a)(7) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Riverstone Networks, Inc.

/s/ ROBERT STANTON
Robert Stanton Chief Financial Officer Date: November 15, 2002